Synopsys and SMIC Jointly Address China Mobile TV Market with Low Power Design Solution

Shanghai, China – Aug 29, 2007 – Synopsys, Inc. (Nasdaq: SNPS), a world leader in semiconductor design software, and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981), one of the leading foundries in the world, jointly announced today at IC China 2007 a strategic alliance to develop a low power design solution optimized for the mobile TV market in China, while also providing key IP components.

The low power design solution based on 130nm and 90nm fab processes will be designed to help resolve problems in power design. In addition, the companies will provide key IP required by mobile TV IC designers, including AD, DA, PLL, USB, SATA and IEEE 1394.

“It’s our great honour to form this strategic alliance with SMIC to support Chinese chip manufacturers and the development of the digital TV market. The combination of SMIC’s 130/90nm process, complete IP library and design service team with Synopsys’ powerful IP and design platform will boost the current market,” said Chen Zhikuan, President and COO of Synopsys.

Their co-operation also calls for the provision of industry leading design and counseling service to help Chinese chip manufacturers take timely advantage of opportunities in the mobile TV market.

As the Beijing 2008 Olympic Games are drawing near, more fabless and design companies are targeting the digital TV market, and the research and development of relevant chips are advancing at an unprecedented speed. However, there is currently no uniform standard in low power design, IP access barrier and foundry access for local manufacturers in the mobile TV market in China, making it tough when they want to compete in the market.

“Synopsys has a leading technology advantage in IP and low power design. I believe our cooperation will promote the development of China’s digital TV sector’s standards and marketplace,” said Richard Chang, President and Chief Executive Officer of SMIC.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China. Headquartered in Shanghai, SMIC provides integrated circuit manufacturing service at 0.35um to 90nm and finer line technologies. SMIC has a 300mm wafer fabrication facility (fab) under start-up and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Italy, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab (under construction) in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Synopsys
Synopsys, Inc. (NASDAQ: SNPS) is a world leader in electronic design automation (EDA) software for semiconductor design. The Company delivers technology-leading system and semiconductor design and verification platforms, IC manufacturing and yield optimization solutions, semiconductor intellectual property and design services to the global electronics market. These solutions enable the development and production of complex integrated circuits and electronic systems. Through its comprehensive solutions, Synopsys addresses the key challenges designers and manufacturers face today, including power management, accelerated time to yield and system-to-silicon verification. Synopsys is headquartered in Mountain View, California, and has more than 60 offices located throughout North America, Europe, Japan and Asia.
Visit Synopsys online at http://www.synopsys.com/.

Since its entry into Chinese market in 1995, Synopsys has followed the “mission” of “industry promotion, client success and self-development” and has been dedicated to accelerating the development of China’s IC design industry. To date, Synopsys has set up offices in Beijing, Shanghai, Shenzhen and Hong Kong, as well as R&D centers in Shanghai and Beijing, and a technology support center in Shanghai. Synopsys not only promotes EDA in China but also provides custom-tailor solution and professional counseling service with value creation as its direction. Visit Synopsys online at http://www.synopsys.com/.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contact:
SMIC
Reiko Chang
Corporate Relations
TEL: +86 21 5080 2000 ext 10544
Email: PR@smics.com